BRAZIL FAST FOOD CORP.

Rua Voluntários da Pátria 89, 9º andar

Botafogo CEP 22.270-010 Rio de Janeiro, Brazil

Tel.: (55 21) 2536-7500 Fax.: (55 21) 2536-7525

August 9, 2012

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Brazil Fast Food Corp.

Item 4.01 Form 8-K

Filed July 10, 2012, as amended July 16, 2012

File No. 0-23278

Dear Mr. Humphrey:

On behalf of Brazil Fast Food Corp. (the “Company”), this letter is in response to the Staff’s comment letter dated July 19, 2012. Please note that for the Staff’s convenience we have recited the Staff’s comment in boldface type and provided the Company’s response immediately thereafter.

1.	We note the disclosure that you will request that KPMG Auditores Independentes (“KPMG”) furnish a letter addressed to us stating whether or not it agrees with your disclosures and such letter will be filed by amendment as Exhibit 16.1 to this report. Please amend your Item 4.01 Form 8-K disclosures in its entirety as soon as practicable to include the required Exhibit 16 letter from KPMG. The Exhibit 16 letter should indicate whether or not the former auditors agree with your Item 4.01 disclosures of the amended Form 8-K.

On July 26, 2012, the Company filed a Form 8-K/A, which amended the Company’s Item 4.01 disclosure in its entirety to include the required Exhibit 16 letter from KPMG. The KPMG letter indicates that the Company’s former auditor agrees with the Company’s Item 4.01 disclosure in the Form 8-K, as amended.

2.

We note your disclosure that the Form 10-Q for the quarter ended March 31, 2012, originally filed on May 15, 2012, included unaudited interim financial statements that had not been reviewed by KPMG, and that you amended the Form 10-Q on June 15,

Mr. David R. Humphrey

United States Securities and Exchange Commission

August 9, 2012

2012 to state that such interim financial statements were not reviewed. In connection therewith, as there was a material deficiency in your Form 10-Q relating to the interim financial statements not having been reviewed by an independent accountant, as required by Rule 8-03 of Regulation S-X, an Item 4.02 Form 8-K should be immediately filed to disclose that the interim financial statements included in the Form 10-Q, and Form 10-Q/A should no longer be relied upon. We refer you to the disclosure requirements of Item 4.02 of the Form 8-K, including the disclosure as to whether you concluded or your independent public accountants advised you that such financial statements should no longer be relied upon. Also, please disclose the reasons, and tell us more in detail, why the March 31, 2012 interim unaudited financial statements were filed without being reviewed by your independent public accountants, as we note KMPG was not dismissed until July 3, 2012.

The Company respectfully advises the Staff that neither the Company’s board of directors nor the Company’s officers concluded that the unaudited interim financial statements contained in the Form 10-Q for the quarter ended March 31, 2012 should no longer be relied upon because of an error in such financial statements as addressed in FASB ASC Topic 250, Accounting Changes and Error Corrections, as modified or amended. Therefore, the Company believes that no disclosure was required under Item 4.02(a) of Form 8-K. In addition, the Company was neither advised by nor received notice from KPMG that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to the Company’s previously issued financial statements. Accordingly, the Company believes that no disclosure was required pursuant to Item 4.02(b) of Form 8-K. KPMG did advise the Company that a Form 10-Q/A should be filed to state that the financial statements were not reviewed, but KPMG did not notify the Company that it should take action to prevent future reliance on a previously issued audit report or completed review.

In any event, the Company respectfully advises the Staff that its newly-hired auditor, BDO RCS Auditores Independentes (“BDO”), has completed its review of the Company’s previously filed unaudited first quarter interim financial statements and has concluded that no material adjustments are required to the financial statements. The Company intends to further amend its Form 10-Q for the quarter ended March 31, 2012 with a filing on or prior to August 13, 2012 to reflect BDO’s review of the unaudited interim financial statements contained therein. In light of these circumstances, we respectfully request that the Staff reconsider the necessity of disclosing the information required by Item 4.02 of Form 8-K. Since the fully reviewed Form 10-Q/A will be filed shortly, the Company believes that providing the disclosure required by Item 4.02 of Form 8-K at this point would run the risk of confusing investors with limited benefit from a real-time disclosure perspective.

3.

We further note that you have engaged BDO RCS Auditores Independentes (“BDO”) as your independent registered public accountant, effective July 3, 2012, to review the interim unaudited financial statements for the quarter ended March 31, 2012 and for subsequent fiscal quarters. We note that BDO were previously your auditors for the

Mr. David R. Humphrey

United States Securities and Exchange Commission

August 9, 2012

fiscal year ended December 31, 2010 and that KPMG appears to have re-audited the financial statements for fiscal year ended December 31, 2010 included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011. As we note a change in auditors had occurred from BDO to KPMG for the fiscal year ended December 31, 2010, please tell us where you have disclosed the required Item 304 of Regulation S-K disclosures, as it appears an Item 4.01 Form 8-K has not been filed. To the extent you have omitted these disclosures, please file an Item 4.01 Form 8-K immediately, including an Exhibit 16 letter from the former auditors, BDO. We note inclusion in the December 31, 2011 Annual Report on Form 10-K under Item 14 that “In April 2011 BDO do Brasil (BDO RCS Auditores Independentes S/A) announced that the company was acquired by KPMG Auditores Independentes S/A (“KPMG”). KPMG subsequently succeeded as our independent registered public accounting firm.” However, this disclosure does not substitute for the requirements of Item 304 of Regulation S-K. Please advise or file an Item 4.01 Form 8-K for the change in auditors from BDO to KPMG.

Please note that the change in auditor from BDO to KPMG was due to an acquisition by KPMG of the BDO Brazil group in 2011. The Company’s audit team remained the same and KPMG has reaudited the 2009 and 2010 audited financial statements, together with its audit of the 2011 financial statements, contained in the Company’s 2011 Form 10-K. The Company acknowledges that an Item 4.01 Form 8-K may have been technically required, however, the Company respectfully submits that since BDO has been reengaged to be the Company’s auditor, providing disclosure regarding the Company’s switch from BDO to KPMG in 2011 would risk misleading investors. The Company believes that the risk of such a potentially misleading disclosure would outweigh any benefit to investors. As discussed below, the Company has enhanced its disclosure controls and procedures and is confident that all auditor related disclosure issues will be adequately dealt with in the future.

4.	We note the conclusion under Controls and Procedures in the March 31, 2012 Quarterly Report on Form 10-Q, as amended, filed on June 15, 2012, that you have concluded that your disclosure controls and procedures were effective and operating as of March 31, 2012. Given the above comments, please tell us whether your conclusion remains the same and explain the basis for your decision. In this regard, we would anticipate that your disclosure controls and procedures would be considered ineffective at March 31, 2012, along with concluding ineffectiveness on your internal control over financial reporting. Please advise as to whether you anticipate that your conclusions will be revised upon filing an amended March 31, 2012 Form 10-Q that includes interim unaudited financial statements reviewed by an independent public accountant.

As noted in the response to the Staff’s Comment No. 2 above, BDO has completed its review of the Company’s unaudited interim financial statements contained in the previously filed Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2012 and concluded that no material adjustments are required to such financial statements. An amended Form 10-Q,

Mr. David R. Humphrey

United States Securities and Exchange Commission

August 9, 2012

which includes the reviewed financial statements, will be filed by August 13, 2012. The Form 10-Q/A will include an explanatory note that, due to the fact that the Form 10-Q was filed without an auditor review, the Company’s disclosure controls and procedures were not effective as of March 31, 2012. The explanatory note will clarify that the Company’s disclosure controls and procedures have now been addressed and management is now confident that the disclosure controls and procedures are now effective. In addition, the Company respectfully advises the Staff that there were no changes in its internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting. The results of management’s assessments were reviewed with the Audit Committee of our Board of directors.

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions or comments.

Very truly yours, Brazil Fast Food Corp.

By:	/s/ Ricardo F. Bomeny
Ricardo F. Bomeny, Chief Executive Officer

cc:	Beverly A. Singleton